SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                               (Amendment No.1)*

                               Park Bancorp, Inc.
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                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   700164106
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                                 (CUSIP Number)

                               December 31, 2001
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            (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      |_|   Rule 13d-1(b)
      |x|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 700164106                   13G                      Page 2 of 6 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Philip J. Timyan

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) |_|
    (b) |_|
--------------------------------------------------------------------------------
3   SEC USE ONLY


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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

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                  5    SOLE VOTING POWER

                              400
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY                 0
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON                    400
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                              0
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    400

--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                            |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    Less than .5%

--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
          IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT


                               Page 2 of 6 Pages

Item 1.

      (a)   Name of Issuer.

            Park Bancorp, Inc.

      (b)   Address of Issuer's Principal Executive Offices.

            5400 South Pulaski Road
            Chicago, Illinois

Item 2.

      (a)   Name of Person Filing.

            This Amendment No.1 to Schedule 13G is being filed by Philip J. Timyan.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting persons is:

            4324 Central Avenue
            Western Sprigs, Illinois 60558

      (c)   Citizenship.

            Mr. Timyan is a United States citizen.

      (d)   Title of Class of Securities.

            Common Stock, $0.01 par value per share

      (e)   CUSIP Number.

            700164106


                               Page 3 of 6 Pages

Item 3.     If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or
            (c), check whether the person filing is a:

      (a)   |_|   Broker or dealer registered under Section 15 of the Act.
      (b)   |_|   Bank as defined in Section 3(a)(6) of the Act.
      (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the Act.
      (d)   |_|   Investment Company registered under Section 8 of the
                  Investment Company Act.
      (e)   |_|   Investment Adviser in accordance with Sec.
                  240.13d-1(b)(1)(ii)(E).
      (f)   |_|   Employee Benefit Plan or Endowment Fund in accordance with
                  Sec. 240.13d"1(b)(1)(ii)(F).
      (g)   |_|   Parent holding company, in accordance with Sec.
                  240.13d-1(b)(ii)(G).
      (h)   |_|   A savings association as defined in Section 3(b) of the
                  Federal Deposit Insurance Act.
      (i)   |_|   A church plan that is excluded from the definition of an
                  investment company under Section 3(c)(14) of the Investment
                  Company Act of 1940.
      (j)   |_|   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |x|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.   400 (comprised of shares owned by Riggs
                                         Partners LLC of which Mr. Timyan is
                                         managing member)

      (b)   Percent of Class.            Less than .5%

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:                  400

            (ii)  shared power to vote or to direct the vote:                0

            (iii) sole power to dispose or to direct the disposition of:     400

            (iv)  shared power to dispose or to direct the disposition of:   0


                               Page 4 of 6 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not applicable.


                               Page 5 of 6 Pages

Item 10.    Certification.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2002


                                        /s/ Philip J. Timyan
                                        --------------------
                                            Philip J. Timyan

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 6 of 6 Pages